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                           September 9, 2021

       Byron Roth
       Co-Chief Executive Officer
       Roth CH Acquisition III Co
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
III Co
                                                            Registration
Statement of Form S-1
                                                            Filed August 26,
2021
                                                            File No. 333-259069

       Dear Mr. Roth:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement of Form S-1

       General

   1.                                                   We issued comments on
your preliminary proxy statement on Schedule 14A on
                                                        September 7, 2021.
Please make conforming changes to your registration statement to reflect your response
to those comments, to the extent applicable.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Byron Roth
Roth CH Acquisition III Co
September 9, 2021
Page 2

       Please contact Ruairi Regan at 202-551-3269 or Erin E. Martin at 202-551-3391 with any questions.



                                                         Sincerely,
FirstName LastNameByron Roth
                                                         Division of
Corporation Finance
Comapany NameRoth CH Acquisition III Co
                                                         Office of Real Estate
& Construction
September 9, 2021 Page 2
cc:       Janeane R. Ferrari, Esq.
FirstName LastName